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                             January 19, 2024

       Andrew Milgram
       Chief Executive Officer
       Marblegate Capital Corp
       411 Theodore Fremd Avenue
       Suite 206S
       Rye, New York 10580

                                                        Re: Marblegate Capital
Corp
                                                            Amendment No. 4 to
Draft Registration Statement on Form S-4
                                                            Submitted December
22, 2023
                                                            CIK No. 0001965052

       Dear Andrew Milgram:

            We have reviewed your amended draft registration statement and have the following comment(s).

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amended Form S-4

       General

   1. Please note that we continue to consider your accounting policies and disclosure detailed in your prior responses
related to your application of ASC 946 and may have further
                                                        comments.
       General

   2. We note your response to prior comment 2. Please be advised that we and the Division of
                                                        Investment Management
continue to consider your prior response and may have
                                                        further comments.
 Andrew Milgram
FirstName
MarblegateLastNameAndrew  Milgram
           Capital Corp
Comapany
January 19,NameMarblegate
           2024           Capital Corp
January
Page 2 19, 2024 Page 2
FirstName LastName
The Parties to the Business Combination - DePalma, page 26

3.       We note your disclosure that    as of September 8, 2023, DePalma II
completed the TLC
         transfer process and became a TLC-registered owner of over 75 medallions after acquiring the legal right to such medallions from a secured lender that disposed of the medallions
         via surrender or public auction.    Please separately quantify the
amount of medallions that
         were surrendered to you and describe the key factors related to how and why the secured lender would choose to surrender the medallions to you as compared to selling them. If these medallions were acquired in 2021 or after, please tell us where the cash outflows are
         presented in DePalma II   s Statement of Cash Flows and clarify
whether any cash
         payments are made when the medallions are surrendered to you. Information About DePalma, page 176

4. Please revise here to identify and describe each UCC disposition method (surrender, public auction, private sale, etc.) used by DePalma I to acquire a NYC medallion serving as collateral for a loan. Also describe the typical methods used by either entity to acquire
         NYC medallions that are not serving as collateral for loans held by DePalma I.
5. Please revise to describe the key characteristics of NYC medallion auctions including auction reserves, credit-bidding, etc. Please also revise to include a table that includes the following information for each year since formation of the DePalma
Companies:

                the number of auctions held to sell NYC medallions serving as collateral for DePalma
              I loans,
                the number of NYC medallions auctioned,
                the number of NYC medallions sold to third parties at the auction without a DePalma entity providing financing to the purchaser,
                the average price received from third parties that were not provided financing by a
              DePalma entity during the auction,
                the number of NYC medallions sold to a third party with financing provided by a
              DePalma entity,
                the average price received from the third parties which were provided financing by a
              DePalma entity,
                the number of NYC medallions that were credit-bid and acquired by a DePalma entity, and
                the average price that a DePalma entity credit-bit for the NYC medallions during the auction.
6. Please revise to include tables that include the following information for each year since formation of the DePalma Companies:

                The number of NYC medallions acquired.
                The number of NYC medallions acquired that served as collateral for DePalma I
              loans by type of UCC method and the average price    paid   .
 Andrew Milgram
FirstName
MarblegateLastNameAndrew  Milgram
           Capital Corp
Comapany
January 19,NameMarblegate
           2024           Capital Corp
January
Page 3 19, 2024 Page 3
FirstName LastName
                The number of NYC medallions acquired that were not serving as collateral for loans held by DePalma I and the average price paid.
                The method used to acquire the medallions that were not serving as collateral for loans held by DePalma I.

         Please disclose this information separately for each entity, if meaningful.
Our Market, page 177

7. We note your response to prior comment 14 where you state that, while there are flaws in the TLC data, you believe median data is still an input worth considering among other factors, and that you believe using the median is the appropriate way to statistically view the data set of medallion transfers given the wide range of TLC reported sales prices to avoid the data being skewed by outliers on the high or low end that would bias the data set. Please revise the table of Open Market Sales of Unrestricted Medallions on page 177 to also include the median open market sales data.
Loan Portfolio, page 182

8. We note from the DePalma I financial statements that a substantial portion of your 50 largest Non-MRP+ medallion loans have maturity dates that have matured prior to
         September 30, 2023 and in many cases, several years prior to that date. We also note your disclosure on page 183 that your Non-MRP+ loans represent a nominal portion of your current monthly collections of principal and interest and that your Non-MRP+ Loans are expected to be resolved over the next few years. In light of the maturity dates on many of these Non-MRP+ Loans, and the fact that you are collecting a nominal portion of cash on these loans, please tell us why you have not acted sooner to resolve the loans and clarify whether you are in active negotiation or contact with the borrowers whose loans are more than one year past maturity. Additionally, we note that you have quantified the amount of restructurings, discounted payoffs and paydown and surrenders on Non-MRP+ Loans since 2018, but please also revise to quantify how many of these have occurred during each financial statement period presented in your filing.
9. We note your response to prior comment 16 regarding the MRP+ program. Please respond to the following:

                You state that there were approximately 1,640 loans that are active in the MRP+
              program. Please revise to quantify the percentage and dollar amount of DePalma I loans in the MRP+ Program as compared to total lenders participating in the program.
                Please disclose the default rate of all loans participating in the MRP+ program and
              Reserve Fund Balance as of the most currently available date. Owned Medallions - Fleet and Leasing, page 184

10.      Please refer to prior comment 7. Please revise to clarify what
Payable Balance
         represents in the table on page 185. Additionally, if true, please revise the paragraph prior
 Andrew Milgram
FirstName
MarblegateLastNameAndrew  Milgram
           Capital Corp
Comapany
January 19,NameMarblegate
           2024           Capital Corp
January
Page 4 19, 2024 Page 4
FirstName LastName
         to the table to clarify that the    Medallion Lease Payments    and
Vehicle Guaranty
         Payments    included in the table represent the amount of payments
deferred during the
         year or quarter presented in the table as opposed to    as of    each
period presented.
11. We note your disclosure that the monthly rental payments for the leases of the medallions are $1,500 per medallion, and that Septuagint has not made payments on the medallion leases since March 2020, even though Septuagint has begun making payments on the vehicle leases commencing in May 2022. Please respond to the following:
             Please tell us in detail and disclose the current status of any negotiations with
              Septuagint regarding their historical and future monthly obligations related to the medallion lease payments.
             You disclose that you plan to increase the number of taxis in
Septuagint   s fleet as you
              attract new drivers, acquire new vehicles and take ownership of more medallions through foreclosures on your existing medallions. Given that you have over 1,000 unregistered medallions, and some of your registered medallions are not currently in use, please revise this disclosure to highlight the primary factors that have limited the
              number of taxis in Septuagint   s fleet.
             Please clarify in your disclosure whether you would increase the number of taxis in
              Septuagint   s fleet if they have not resolved the deferred
medallion lease payments
              and began making the required monthly medallion lease payments. Management's Discussion and Analysis of Depalma, page 192

12. We note your response to prior comment 10. Please revise Management's Discussion and
         Analysis to clarify the reasons for material trends. For example, revise page 199 to provide qualitative and quantitative disclosure clarifying the reasons for "improvements in collections" and the extent to which the increase in interest income was attributable to other factors, such as payments from the Reserve Fund. Clarify the extent to which trends are impacted by, for example, declining numbers of borrowers eligible for MRP+
         grants. Please also clarify trends in delinquencies, restructurings and foreclosures of medallion loans.
Liquidity and Capital Resources - Cash Flows of DePalma I, page 207

13. We note your disclosure that the change to net cash provided by operating activities for the fiscal year ended December 31, 2022 and the nine months ended September 30, 2022 was primarily driven by payments made by borrowers on their medallion loans, including collections under newly restructured MRP+ Loans. Please revise to provide an analysis of your Non-MRP+ Loan Portfolio and your MRP+ Loan Portfolio detailing the cash flows generated by each portfolio for the periods presented. Please include any metrics
         (delinquency %, default %, etc.) that illustrate the amount and certainty of cash flows and trends and uncertainties related to your investments.
 Andrew Milgram
FirstName
MarblegateLastNameAndrew  Milgram
           Capital Corp
Comapany
January 19,NameMarblegate
           2024           Capital Corp
January
Page 5 19, 2024 Page 5
FirstName LastName
Liquidity and Capital Resources - Cash Flows of DePalma II, page 210

14. Please revise to more clearly discuss the ability of your medallion portfolio and any other investments to generate cash flows. Specifically discuss the amount of cash flows that were contractually due related to leases of medallions and vehicles and any other investments for each period presented and discuss the amounts actually received. Your discussion should clearly illustrate the amount and certainty of cash flows and trends and uncertainties related to your investments.
Fair Value Measurements, page 214

15. Please refer to prior comment 14. ASC 820-10-35-24 requires that a valuation technique that is appropriate in the circumstance and for which sufficient data is available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs. Please revise your fair value methodology for NYC medallions in all periods presented and restate your financial statements as needed to maximize the use of Level 1 or Level 2 inputs including prices of open market sales of unrestricted medallions (excluding estate sales and foreclosures) as reported by the TLC and minimize the use of inputs that do not represent current market conditions, such as pre-COVID prices or inputs that do not represent information about actual transactions between market participants in the current market. To the extent that you do not believe there is any change in your fair value determination after maximizing the use of Level 1 and Level 2 inputs, please explain in detail why, and explain how the median price TLC data was incorporated into such analysis given you believe that using the median data is the appropriate way to statistically view the data set of medallion transfers given the wide range of TLC reported sales prices.
DePalma Acquisition I LLC Financial Statements - Consolidated Summary Schedule of
Investments, page F-57

16.       We note that you have $711.5 million principal amount of Other
Non-MRP+ Taxi
         Medallion Loans that have maturities between 2/25/2014 through 1/1/2050, and $214.0 million principal amount of Other MRP+ Taxi Medallion Loans with maturities between
         2/1/2016 and 1/1/2050. Please separately quantify the principal amount and fair value for each of these categories for loans that have maturity dates prior to the date of the financial statements.
        Please contact Michael Volley at 202-551-3437 or Amit Pande, Accounting Branch
Chief, at 202-551-3423 if you have questions regarding comments on the financial statements and related matters. Please contact John Stickel at 202-551-3324 or James Lopez, Office
Chief, at 202-551-3536 with any other questions.



                                                                Sincerely,
 Andrew Milgram
Marblegate Capital Corp
January 19, 2024
Page 6
FirstName LastNameAndrew Milgram
Comapany NameMarblegate Capital Corp
                                       Division of Corporation Finance
January 19, 2024 Page 6                Office of Finance
FirstName LastName